SEC FILE NO. 70-7727

                                       and

                              SEC FILE NO. 70-8593



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                    GPU, Inc.

1

------------------------------------------
                                            :
         In the matter of                   :
         GPU, INC.                          :        Certificate Pursuant
                                            :        to Rule 24 of Partial
                                            :        Completion of
                                            :        Transactions
         SEC File No. 70-7727               :
         SEC File No. 70-8593               :
         (Public Utility Holding Company Act:
         of 1935)                           :
------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


         The undersigned, GPU, Inc. (GPU) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-7727 and SEC File No. 70-8593, respectively, have been carried out in accordance with the Commission's Orders dated December 19, 2000, December 22, 1997, November 16, 1995, June 14, 1995, December 28, 1994, September 12, 1994, December 18, 1992, and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated December 26, 2000, December 22, 1997, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows.

         The following is reported in accordance with Supplemental Order dated November 16, 1995 for SEC File No. 70-7727.

         In December 2000, GPU, Inc. sold GPU International, Inc. to Aquila Energy Corporation (Aquila) for $225 million. The sale included GPU International's interests in six domestic operating plants and one development stage project. Accordingly, the information included in earlier filings related to GPU International is no longer being provided.

1.       Financial Statements
         --------------------

         None.

2.       Business Activities
         -------------------

         None.

3.       Guarantees which GPU has Agreed to Grant
         ----------------------------------------

         None.

4.       Guarantees Issued
         -----------------

                The following guarantees were outstanding during the period April 1, 2001 through June 30, 2001:

         (a) On September 1, 1999, GPU guaranteed up to $21.3 million in connection with the conversion of a construction loan to a term loan for the Termobarranquilla (TEBSA) project in Colombia. This guarantee expires four years after the loan conversion date (September 2003).

         (b) GPU has guaranteed the obligations of GPUI Colombia Ltd., and International Power Advisors, Inc. (the Operators), both of which are subsidiaries of GPU Power, Inc. (GPU Power), which is a wholly-owned subsidiary of GPU, under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is limited to $5 million.

         (c) GPU guaranteed payments to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $8.1 million) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term, which expires in August 2004. In connection with the sale of GPU International to Aquila, GPU has obtained an indemnity from Aquila's corporate parent for any losses which GPU may incur under this guaranty.

5.       Services obtained from associated companies
         -------------------------------------------

         None.

6.       Services provided to associated companies
         -----------------------------------------

         None.

7.       Investments by GPU in Exempt Wholesale Generators
         -------------------------------------------------
         and Foreign Utility Companies, and Percentage of Equity Ownership
         -----------------------------------------------------------------

                Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by GPU, as of June 30, 2001 in exempt wholesale generators (EWGs) and foreign utility companies (FUCOs), as well as the percentage of equity ownership.



                                                                       Owners not affiliated with GPU
                                          GPU'S           GPU'S %      ------------------------------
                           FUCO         Investment        Equity
Associate                   or          at 6/30/01        Owner-                                Type of
Company                    EWG           ($000)           ship         Name of Entity           Entity
-------                    ----          ------           ----         --------------           ------

Exempt Wholesale Generators and Foreign Utility Companies:
---------------------------------------------------------
Empresa                    EWG            33,000           50%         AFP Prevision BBV        Foreign
Guaracachi S.A.                                                        AFP Futuro de Bolivia    Foreign

Guaracachi                 EWG            49,942*         100%         Not Applicable               N/A
America, Inc.

GPU Power, Inc.            EWG           143,728*         100%         Not Applicable               N/A

EI International           EWG               837*         100%         Not Applicable               N/A

GPUI Colombia,             EWG               821*         100%         Not Applicable               N/A
Ltda.

Victoria Electric          FUCO          141,639*         100%         Not Applicable               N/A
Inc.

Midlands                   FUCO         1,070,974         100%         Not Applicable               N/A
Electricity plc

GPU Australia              FUCO           86,000          100%         Not Applicable               N/A
Holdings, Inc./GPU
Electic, Inc.

Austran Holdings           FUCO           66,053*         100%         Not Applicable               N/A
Inc.

Termobarranquilla          EWG            91,112           29%         ABB Energy Ventures,     Foreign
S.A.                                                                    Inc.
                                                                       Lancaster Steel          Foreign
                                                                       Distral Group            Foreign
                                                                        Corp. Electrica         Foreign
                                                                        De la Costa
                                                                        Atlantica

EI Barranquilla,           EWG            36,235*         100%         Not Applicable              N/A
Inc.

Barranquilla               EWG            47,694*         100%         Not Applicable              N/A
Lease Holdings, Inc.

Los Amigos                 EWG                12*         100%         Not Applicable              N/A
Leasing Company, Ltd.

GPU International          EWG              (484)*        100%         Not Applicable              N/A
Asia, Inc.


                                                                       Owners not affiliated with GPU
                                          GPU'S           GPU'S %      ------------------------------
                           FUCO         Investment        Equity
Associate                  or           at 6/30/01        Owner-                              Type of
Company                    EWG           ($000)           ship         Name of Entity         Entity
-------                    ---          -------           ----         --------------         ------

Exempt Wholesale Generators and Foreign Utility Companies (continued):
----------------------------------------------------------
International Power
Advisors, Inc.             EWG             2,784*         100%         Not Applicable             N/A

Empresa
Distribuidora Electrica
Regional,S.A.              FUCO          363,726          100%         Not Applicable             N/A

GPU GasNet PTY., Ltd. **                 234,854          100%         Not Applicable             N/A
                                         -------


Total Aggregate
Investment in
EWGs & FUCOs *                        $1,879,666
                                       =========

(*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.

(**)    Wholly-owned by a FUCO

         As of June 30, 2001, GPU also owned, directly or indirectly, a 100% interest in each of the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Ireland, Inc.; GPU Power Philippines, Inc.; Austin Cogeneration Corporation; Austin Cogeneration Partners, L.P.; and Hanover Energy Corporation.

8.       Intellectual property provided to GPU International
         ---------------------------------------------------

         None.

         In accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File No. 70-8593, and in addition to the reimbursement agreements described in item 4 above, the following is reported:

1.       Financial Statements
         --------------------

         A copy of GPU Capital, Inc.'s (GPU Capital) and GPU Power's unaudited Consolidated Balance Sheets as of June 30, 2001 and unaudited Consolidated Statements of Operations for the twelve months ended June 30, 2001 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

         On October 8, 1998, GPU Capital was incorporated to secure financing to prepay indebtedness of certain subsidiaries of GPU Electric, Inc. (GPU Electric), and for working capital purposes including investments and acquisitions. GPU made a capital contribution to GPU Capital of all of the issued and outstanding common stock of GPU Electric, which then became a wholly-owned subsidiary of GPU Capital. GPU Capital became a wholly-owned subsidiary of GPU.

         GPU Capital and GPU Electric develop, own, operate and fund the acquisition of electric and gas transmission and distribution systems outside the United States and will be referred to as "GPU Electric."


2.       Investments in Exempt Entities
         ------------------------------

                In May 1996, GPU and Cinergy Corp. (Cinergy) formed Avon Energy Partners Holdings, Inc. (Holdings), a 50/50 joint venture, to acquire Midlands Electricity plc (Midlands), an English regional electric company. A wholly-owned subsidiary of Holdings purchased the outstanding shares of Midlands through a cash tender offer of (pound)1.7 billion (approximately U.S. $2.6 billion). GPU's interest in Holdings is held by EI UK Holdings, Inc. (EI UK), a wholly-owned subsidiary of GPU Electric.

         At the time of acquisition, EI UK borrowed approximately (pound)342 million (approximately U.S. $586 million) through a GPU, Inc. guaranteed five-year bank term loan facility to fund its investment in Holdings. In addition to the amount invested by EI UK, Holdings borrowed approximately (pound)1.1 billion (U.S. $1.8 billion) through a non-recourse term loan and revolving credit facility to provide for the balance of the acquisition price.

         In July 1999, GPU Electric acquired Cinergy's 50% ownership interest in Avon for (pound)452.5 million (approximately US $714 million). Accordingly, GPU Electric has become the sole owner of Midlands' electric distribution and contracting businesses as well as independent power plants worldwide now totaling 882 MW. The acquisition was financed at that time through a US $250 million equity contribution from GPU, Inc., the issuance of US $50 million of commercial paper by GPU Capital, and a two-year (pound)245 million (approximately US $345 million) credit agreement entered into by EI UK. In July 1999, GPU began accounting for Midlands as a consolidated entity, rather than under the equity method of accounting as was previously the practice.

         In June 1999, GPU Electric acquired Transmission Pipelines Australia
(TPA), a natural gas transmission business, from the State of Victoria, Australia for A$1.025 billion (approximately US $675 million). TPA has been renamed GPU GasNet. The acquisition was financed at that time through an A$750 million (approximately US $381 million) senior credit facility, which is non-recourse to GPU, Inc. and an equity contribution from GPU Capital of A$275 million (approximately US $140 million) provided through the issuance of commercial paper.

         In 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa), an Argentine holding company, for $375 million. The acquisition was financed at that time through the issuance of commercial paper by GPU Capital and a $50 million capital contribution from GPU.

         A significant portion of the acquisition debt associated with GPU's ownership of the above mentioned FUCOs has been refinanced or retired. As of June 30, 2001, the GPU companies have various credit facilities established to fund GPU's investment in FUCOs, as well as to provide working capital for these FUCOs. GPU, Inc. has guaranteed all, or a portion, of the outstanding borrowings under certain of these credit facilities, as follows:

         GPU Capital has entered into a $1 billion, 364-day senior revolving credit agreement which expires in November 2001. All of the outstanding obligations under the agreement are guaranteed by GPU. At June 30, 2001, $1 billion was outstanding under the senior revolving credit agreement.

         GPU Electric has a $150 million credit facility, which expires in May 2002, to accommodate short-term borrowing needs. Borrowings under this facility are guaranteed by GPU, Inc. At June 30, 2001, $150 million was outstanding under this facility.

         GPU Australia Holdings has a $180 million senior revolving credit facility, which expires in November 2001. Borrowings under this facility are guaranteed by GPU, Inc. At June 30, 2001, $176 million was outstanding under this facility.

         EI UK Holdings, Inc. has a (pound)245 million (US $344 million) credit facility consisting of a two tranches ((pound)144 million and (pound)101 million). Borrowings under the (pound)144 million tranche (US $203 million) are guaranteed by GPU, Inc. This credit facility expires on October 31, 2001. At June 30 2001, the entire amount of this facility was outstanding.

3.       Description of Exempt Entities in Which There are Funds Invested
         ----------------------------------------------------------------

Empresa Guaracachi, S.A.
------------------------

         In July 1995, GPU Power, through Guaracachi America, Inc. acquired from the Bolivian Government a 50% interest in Empresa Guaracachi, S.A.(EGSA), an electric generating company for $47 million. EGSA has an aggregate capacity of 338 MW of natural gas-fired and oil-fired generation facilities located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi which represents more than one-third of Bolivia's generation capacity.

Termobarranquilla, S.A.
-----------------------

         In October 1995, GPU Power, through EI Barranquilla, Inc., acquired a 29% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos (TEBSA). TEBSA has an aggregate capacity of 890 MW of gas-fired generation facilities located near Barranquilla, Colombia. Electricity generated by these facilities is sold to Corporacion Electrica de la Costa Atlantica under a long-term (20.5 years) contract.

Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.
----------------------------------------------------------------------

         Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing Company, Ltd. (Leaseco), owns and leases to TEBSA equipment in generation facilities constructed and operated by TEBSA. The lease provides for TEBSA to make monthly lease payments to Leaseco through September 2011.

Midlands Electricity plc (Midlands)
-----------------------------------

         Midlands distributes electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns an independent power production business that generates electricity in England and internationally.

Emdersa
-------

         Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina. The three distribution companies serve approximately 335,000 customers throughout a service territory of approximately 124,300 square miles. The provinces have a total population of about 1.5 million people.

GasNet
------

         The GPU GasNet system encompasses 1,239 miles of transmission pipelines, and consists of two separate networks serving approximately 1.3 million residential customers and about 40,000 industrial and commercial customers throughout Victoria.

4.       Services Obtained From Associated Companies
         -------------------------------------------

         GPU Service, Inc. provided administrative services to GPU Power and GPU Electric in the amount of $333,763 and $333,045 respectively, for the three months ended June 30, 2001, in support of operations and management activities.


5.       Services Provided to Associated Companies
         -----------------------------------------

         A description of services provided by GPU Power to associate companies during the period April 1, 2001 through June 30, 2001 will be filed separately under a request for confidential treatment under Rule 104(b). GPU Electric did not provide any services to associate companies during the period April 1,2001 through June 30, 2001.

         In accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, the following is reported:

         a) GPU's aggregate investment includes all amounts invested, or committed to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, GPU Inc.'s aggregate investment as of June 30, 2001 is as follows:

                                                        (In Thousands)
                                                        --------------
FUCOs
-----

Midlands Electricity plc                              $      1,070,974
GPU Australia Holdings, Inc./GPU Electric                       86,000
Emdersa                                                        363,726
GPU GasNet PTY., Ltd.                                          234,854
                                                             ---------
         Subtotal                                            1,755,554
                                                             ---------

EWGs

Termobarranquilla, S.A.                                $        91,112
Empresa Guaracachi, S.A.                                        33,000
                                                             ---------
         Subtotal                                              124,112
                                                             ---------

         Aggregate Investment in FUCOs and EWGs         $    1,879,666
                                                             =========


         b)     As of June 30, 2001
                (In Thousands)
                GPU's Aggregate Investment in FUCOs and EWGs $1,879,666


Aggregate Investment as a Percentage of GPU, Inc. and Subsidiary Companies:
--------------------------------------------------------------------------

Total capitalization                    $ 10,657,902              17.6%
Net utility plant                       $  6,976,341              26.9%
Total consolidated assets               $ 19,121,603               9.8%
Market value of common equity           $  4,201,815              44.7%

         c)    GPU, Inc. and Subsidiary Companies
               Consolidated Capitalization Ratios as of June 30, 2001 (In Thousands)

                                             Amount                   %
                                             ------                   -

Common equity                           $  3,448,610                 32.3
Cumulative preferred stock                    72,482                  0.7
Subsidiary-obligated mandatorily
  redeemable preferred securities            125,000                  1.2
Subsidiary-obligated trust
  preferred securities                       200,000                  1.9
Long-term debt                             6,407,797                 60.1
Notes payable                                404,013                  3.8
                                             -------                -----

         Total capitalization           $ 10,657,902                100.0%
                                         ===========                =====


         d) Market-to-book ratio of GPU, Inc. and Subsidiary Companies common stock at June 30, 2001:

Closing Market Price per Share                      $    35.15
Book Value per Share                                $    28.85
Market-to Book Ratio of Common Stock                     122.0%


         e) Analysis of Growth in Retained Earnings for GPU, Inc. and Subsidiary Companies:

                                                          (In Thousands)
                                                          --------------
Retained Earnings as of 6/30/01                            $2,485,898
Retained Earnings as of 12/31/00                            2,395,384
                                                            ---------
Growth in Retained Earnings                                $   90,514
                                                            =========

Analysis of Growth in Retained Earnings:
----------------------------------------

Income contribution from GPU Energy companies              $  131,230
Income contribution from FUCOs/EWGs/Project Parents            30,806
Income contribution from MYR Group                              5,437
Income contribution from GPU Diversified Holdings                 481
Income contribution from GPU Advanced Resources                   956
GPU, Inc. (Corporate) expenses                                (13,264)
Cash dividends declared on common stock                       (65,132)
                                                            ---------
Growth in Retained Earnings                                $   90,514
                                                             ========


         f) Statements of Operations for the period ended June 30, 2001 for the following Project Parents and Exempt Entities will be filed separately under a request for confidential treatment under Rule 104 (b):

                      Termobarranquilla, S.A.
                      GPUI Colombia, Ltda.
                      Empresa Guaracachi, S.A.
                      GPU GasNet PTY., Ltd.
                      GPU International Australia Pty., Ltd.
                      Emdersa
                      Midlands Electricity plc

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                              GPU, Inc.


                                              By:/s/ T.G Howson
                                                 -----------------
                                              T.G. Howson
                                              Vice President and Treasurer











Date:    August 29, 2001


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